Exhibit 99.2

All

You may have seen the announcement from Brian (below), or heard otherwise that today HomeAway announced that Expedia has entered into an agreement to buy the HomeAway group. I wish I could be with you all to chat about this, but on the day of announcement, my wife and were heading into hospital to give birth to our second daughter, so the day was a pretty busy one.

I’ll be back in the office in about a week, and on email in the meantime.

So I just wanted to shoot you all a very quick note to say a few things. I think many of you know that I spent 8 years working at Expedia. From that personal experience I can just say that we are going to be partnering up with a great bunch of people who are passionate about changing travel through technology.

I was reading Expedia’s most recent Earnings Report yesterday, and I thought the highlighted passage below did a really great job of summarising the way they think about things – to never stop believing that you can do better no matter how successful you have been, by focusing on technology, and testing your way to constant conversion improvements to deliver amazing consumer and partner experiences.

There will be lots more information to come, but the key message from me right now, is that we are attractive to Expedia because of the business we are building, which is very different to their business, and different from other OTA businesses they have bought. So we have to carry on nailing delivering that business – transforming HomeAway under our current plans, becoming 100% online bookable, and growing across our amazing regions.

Lots more to come, but a good day, and chat more soon.

Dan

Excerpt from Expedia’s earnings call:

Justin Post—Bank of America Merrill Lynch

Dara, a couple questions that might help us think about the next couple years. First, OTAs have been around 15 years and yet you are growing domestic room nights 25%. Can you talk about the penetration of online bookings in the U.S. and then we’ll think about international later, but two or three years into it? Priceline arguably was nine years into their purchases of some of the booking.com platforms, but how much more room do you have to improve conversion or other things with that tech platform? Or do you think you might be running out of room? Thank you.

Dara Khosrowshahi—President & CEO

Sure. As far as the OTAs go, I just think that anyone now who is looking to travel or looking to research or book travel is going to look at OTAs. And I think we have become mainstream. The numbers that we see as far as online penetration are in the 40% to 50% range.

And while there is some, you have to believe in the law of large numbers that online penetration is going to slow down. I think our brands are becoming more relevant, our supply is getting better, our sites are getting better and faster, our service is improving. So it really does look like we’re taking share from some of the smaller players who can’t make the kinds of marketing and technology and customer service and loyalty investments that we can.

So I think at this point it is a game of not just online penetration increasing, but also our gaining share versus a number of other players. Keep in mind that we’re still just a single-digit percentage of total room nights in the U.S.

So we really think we have a long way to go and the teams are executing well. This is the teams that are accomplishing this. On the tech platform, we look pretty carefully at what we call our win rate. We’re obviously running thousands of tests that are powered by thousands of hypotheses by our product teams. And we look at our win rate versus call it neutral or a loss rate. We look at the average size of win; in other words if we have a win is it — what does that look like on a percentage basis versus the base case.

And our win rate and the average size of win continue at rates that are pretty darn attractive and conversion continues to be a tailwind. So while theoretically we think that there is a high watermark that we might be hitting, we haven’t seen it. I do think that our increasing our supply and increasing the quality of supply and just the number of hotels is kind of a new tailwind that we hadn’t seen in the past couple years. So I think the conversion is not only a factor of the product and the tech platform, but it is also a factor of the good work that our supply team is doing.

I would add just one thing about the tech platform is that — one thing that really touched me about the tech platform is step one was the platform was about the user experience, was really about the website experience that the consumer saw. That tech platform now is going down the stack and, for example, our hotelier experience, the tools that we’re offering our hoteliers are improving rapidly. We’re arming them up with so much more data. Our hoteliers can look up how many people are looking at their hotel, how many people looked at their hotel and booked on arrival hotel. They are able to do it on a website, they are able to do it through an app, etc.

This tech platform is — the benefits that we’re getting from the tech platform are much broader than just the consumer. And we think that we’re just getting started on the other parts that typically don’t get headlines but are quite valuable.

CONFIDENTIAL

Team,

Today we are excited to announce that we have signed an agreement to combine with Expedia and join their family of companies that includes such well-known brands as Orbitz, Travelocity, and Trivago. This is a huge win for our customers, employees and shareholders as it creates a powerhouse travel business that spans all leading accommodation types—with a consumer footprint second to none.

We’ve also announced plans that involve many strategic changes to our business model, many of which you heard about during our special HomeAway 3.0 Table Talks session.

This is truly an exciting day for all of us – and will help cement HomeAway’s leadership in the vacation rental category for years to come. To hear more about this exciting news, including transaction details, I strongly encourage you to listen to a special investor call today at 1:45 p.m. Pacific Time / 3:45 p.m. Central Time. Callers in the U.S. and Canada may dial 877-741-4244 and use passcode 4111332. All other international callers may dial 719-325-4784 and use passcode 4111332. A live webcast of the conference call will be available to the public at http://investors.homeaway.com and http://ir.expediainc.com. A replay of the call is expected to be available for at least three months.

Together, Dara Khosrowshahi, Expedia’s CEO, and I will explain what this means for the two companies and our vision for the future. We will follow up that call with two special Table Talks where Dara will also join me.

All Hands Table Talks

•	Wednesday, 11/4 at 5pm CST/ Thurs 10am Sydney

¡	Locations: Birdhouse & Conference Rooms around the World

¡	Topic: HomeAway Headlines

•	Thursday 11/5 at 8:00 am CST/ 12:00 pm Rio/ 3:00 pm Geneva/ 4:00pm London

¡	Locations: Birdhouse & Conference Rooms around the World

¡	Topic: Sharing Perspectives plus opportunity for Q&A

Employee attendance is expected at Table Talks, so work with your managers to ensure that you are able to hear our news. (Given high expectations of global attendance, we will be reserving conference rooms and sending out special dial in details to help you join this important conversation. We ask that everyone in an office try to join in a group setting to help with the connection load. Questions may be submitted in advance to Questions@HomeAway.com )

In the meantime, I want to thank each and every one of you for helping us build a company that has become such an important part of the travel ecosystem. Despite the many changes on the horizon, our mission and vision remain the same—to enable families and groups to experience the beauty of whole vacations, every stay, every day, and at every step of their journey. And we will continue to operate as an independent business unit, albeit with even more resources, to realize that vision.

Once the deal closes, HomeAway will become a wholly owned subsidiary of Expedia, Inc. and I will continue to lead HomeAway, reporting directly to Expedia’s CEO, Dara Khosrowshahi.

What does this mean for you?

This combination will enable HomeAway to be even more competitive, so our already bright future just got better. As we pivot to our new business model, we will have the opportunity to lean on Expedia’s vast experience in booking conversion and monetization. And, of course, we’ll also be able to give our suppliers access to their huge global network of travelers.

Simply put, this deal will lead to faster growth for HomeAway, and more opportunity for our employees to grow and be challenged as part of a larger organization.

As of today, however, we still have a long process to undertake before the deal closes. This includes obtaining shareholder support and many late nights to come for our finance and accounting teams.

At any time, you can send questions to the C-team and me by using questions@homeaway.com

Given that the transaction has not yet closed and is subject to certain regulatory approvals and the tender of shares by holders of a majority of our stock, there isn’t too much that I can share at this time. It’s important to note that this is an announcement only, and until the transaction is closed (expected sometime in Q1 next year), the companies will operate as they have up to this point: separately and independently.

Please note that any interactions with Expedia should be coordinated through [Jeff Hurst and Melissa Frugé for Strategy & Legal] and unless otherwise authorized under no circumstances should you contact any partners, customers, vendors, suppliers or employees of Expedia with respect to the transaction. If any partner, member of the media, Expedia employee or other third party contacts you during this period outside of authorized contact, please refrain from responding and notify Jeff or Melissa immediately. In terms of impact to our work on a day-to-day basis, it will be business as usual until the closing of the proposed transaction.

You also should not tweet, post or otherwise communicate anything about this transaction without prior authorization because all these communications are regulated by the SEC. Melissa will send a separate message about this.

Look forward to telling you more at Table Talks – bring your questions!

Onward and upward,

Brian

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Expedia, Inc. (“Expedia”) and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (“SEC”). At the time the exchange offer is commenced, Expedia and its acquisition subsidiary will file a tender offer statement on Schedule TO, Expedia will file a registration statement on Form S-4, and HomeAway will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOMEAWAY STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY

BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HOMEAWAY SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of HomeAway stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Expedia’s Investor Relations department at (425) 679-3759.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, Expedia and HomeAway file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Expedia and HomeAway at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Expedia and HomeAway’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward Looking Statements

This document contains certain statements which constitute forward-looking statements. These forward-looking statements include statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as HomeAway’s views and assumptions regarding future events as of the time such statements are being made. Such forward looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer, as well as those described in cautionary statements contained elsewhere herein and in HomeAway’s periodic reports filed with the SEC including the statements set forth under “Risk Factors” set forth in HomeAway’s most recent annual report on Form 10-K, the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) to be filed by Parent and Purchaser, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by HomeAway. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all. These forward-looking statements reflect HomeAway’s expectations as of the date of this report. HomeAway undertakes no obligation to update the information provided herein, except as required by law.